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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         GLOBAL TELESYSTEMS GROUP, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              DELAWARE                                   94-3068423
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


         1751 Pinnacle Drive
      North Tower - 12th Floor
          McLean, Virginia                                    22102
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(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box [ ]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box [X]

        Securities Act registration statement file number to which this form relates: No. 333-36555


Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $.10 per share
                     --------------------------------------
                                (Title of Class)

         Rights associated with Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                                (Title of Class)
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     1.1 Common Stock, par value $0.10 per share. The description of the Registrant's Common Stock, par value $0.10 per share, set forth under the heading "Description of Capital Stock -- Common Stock" in the Registration Statement on Form S-1 (Registration No. 333-36555) (the "S-1 Registration Statement"), filed by the Registrant with the Securities and Exchange Commission (the "Commission"), is hereby incorporated by reference herein.

     1.2 Rights associated with Common Stock, par value $0.10 per share. The description of the Registrant's Rights (the "Rights") associated with Common Stock, par value $0.10 per share, set forth under the heading "Description of Capital Stock -- Shareholder Rights Agreement and Shareholder Rights By-Law" in the S-1 Registration Statement, filed by the Registrant with the Commission, is hereby incorporated by reference herein.

ITEM 2.   EXHIBITS

          The following exhibits are filed herewith (or incorporated by reference as indicated below):

     1.1 Specimen Stock Certificate for Common Stock of SFMT, Inc. (incorporated by reference to Exhibit 4.1 of the S-1 Registration Statement).

     1.2 Form of Rights Certificate for the Rights (set forth as Exhibit A to the form of Rights Agreement included as Exhibit 4.1 hereto).

     2.1 Certificate of Incorporation of SFMT, Inc. (incorporated by reference to Exhibit 3.1 of the S-1 Registration Statement).

     2.2 Certificate of Correction to the Certificate of Incorporation of SFMT, Inc., filed October 8, 1993 (incorporated by reference to Exhibit 3.2).

     2.3 Certificate of Ownership and Merger Merging San Francisco/Moscow Teleport, Inc. into SFMT, Inc., filed November 3, 1993 (incorporated by reference to Exhibit 3.3 of the S-1 Registration Statement).

     2.4 Certificate of Amendment to the Certificate of Incorporation of SFMT, Inc., filed January 12, 1995 (incorporated by reference to Exhibit
          3.4 of the S-1 Registration Statement).

     2.5 Certificate of Amendment to the Certificate of Incorporation of by 22, 1995 (incorporated by reference to Exhibit 3.5 of the S-1 Registration Statement).

     2.6 Certificate of Amendment to the Certificate of Incorporation of SFMT, Inc., filed October 16, 1996 (incorporated by reference to Exhibit
          3.6 of the S-1 Registration Statement).

     2.7 By-laws of SFMT, Inc. (incorporated by reference to Exhibit 3.7 of the S-1 Registration Statement).

     2.8 Form of Amended and Restated By-laws of the Registrant (incorporated by reference to Exhibit 3.9 of the S-1 Registration Statement).

     3.1 Section titled "Description of Capital Stock -- Common Stock" from the S-1 Registration Statement, incorporated by reference in Item
          1.1 above.

     3.2 Section titled "Description of Capital Stock -- Shareholder Rights Agreement" from the S-1 Registration Statement, incorporated by reference in Item 1.2 above.

     4.1 Form of Rights Agreement between the Registrant and The Bank of New York as Rights Agent (incorporated by reference to Exhibit 4.6 of the S-1 Registration Statement).
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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                     GLOBAL TELESYSTEMS
                                      GROUP, INC.


Date: February 2, 1998               By:    /s/ WILLIAM H. SEIPPEL
                                        --------------------------------
                                     Name:  William H. Seippel
                                     Title: Executive Senior Vice President
                                            of Finance and Chief Financial
                                            Officer

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                                                                     EXHIBIT 3.1


                   DESCRIPTION OF COMMON STOCK - COMMON STOCK



                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 135,000,000 shares of Common Stock, par value $0.10 per share, of which 37,606,814 shares were issued and outstanding as of December 31, 1997, and 10,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), none of which is outstanding. The following summary of the rights, privileges, restrictions and conditions of each of the classes of shares issued by the Company does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-laws, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

     Holders of Common Stock are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of Common Stock are, and the shares of Common Stock registered on the S-1 Registration Statement (the "Offered Shares"), when issued and paid for, will be, validly issued, fully paid and non-assessable. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." Upon dissolution, holders of Common Stock are entitled to share pro rata in the assets of the Company remaining after payment in full of all of its liabilities and obligations, including payment of the liquidation preference, if any, of any Preferred Stock then outstanding.


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                                                                     EXHIBIT 3.2

          DESCRIPTION OF CAPITAL STOCK -- SHAREHOLDER RIGHTS AGREEMENT
                         AND SHAREHOLDER RIGHTS BY-LAW

SHAREHOLDER RIGHTS AGREEMENT AND SHAREHOLDER RIGHTS BY-LAW

     Shareholder Rights Plan. The Company is planning to enter into a Rights Agreement (the "Rights Agreement") immediately prior to the closing of the Stock Offerings. In connection with the Rights Agreement, the
Board of Directors of the Company will declare a distribution of one right (a "Right") for each outstanding share of Common Stock, each share of Common Stock offered hereby and each share of Common Stock issued (including shares distributed from treasury) by the Company thereafter and prior to the Distribution Date (as defined below). Each Right will entitle the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock at a purchase price of $75 per Unit, subject to adjustment.

     Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. George Soros and his affiliates and Alan B. Sliflka and his affiliates are excluded
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from the definition of "Acquiring Person" under the Rights Agreement unless such persons increase the aggregate percentage of their ownership interest in the Company to 20%.

    Until the Distribution Date, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after date of consummation of the Offerings (also including shares distributed from treasury) will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. George Soros and his affiliates and Alan B. Slifka and his affiliates are excluded from the definition of "Acquiring Person" under the Rights Agreement unless such persons increase the aggregate percentage of their ownership interest in the Company to 20%.

     The Rights will not be exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Common Stock shall remain outstanding,
(ii) a Person becomes an Acquiring Persons, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement or
(iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., by means of a recapitalization), then, in each such case, each holder of a Right (other than such Acquiring Person) will thereafter have the right to receive, upon exercise, Units of Series A Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Series A Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the Acquiring Person having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of Series A Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,
(ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the current market price of the Series A Preferred Stock or (iii) upon the distribution to the holder of the Series A Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until ten business days following the Stock Acquisition Date, either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of the Continuing Directors (as defined below), may redeem the Rights in whole, but not in part, at a nominal price. Immediately upon the action of a majority of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive such redemption price. As used in the Rights Agreement, a Continuing Director means any person (other than an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate) who was a director prior to the date of the Rights Agreement and any person (other than an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or of any such affiliate or associate) nominated for selection or elected to the Board of Directors pursuant to the approval of a majority of the Continuing Directors.

      At its option, either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of the Continuing Directors, may exchange each Right for (i) one Unit of Series A Preferred
Stock or (ii) such number of Units of
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Series A Preferred Stock as will equal the spread between the market price of each Unit to be issued and the purchase price of such Unit set forth in the Rights Agreement.

     Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended upon the approval of either (i) 75% of the Company's Board of Directors or (ii) a majority of the Company's Board of Directors and a majority of Continuing Directors, in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     Shareholder Rights By-Law. If a fully financed tender offer is made publicly to purchase all the Company's outstanding shares of Common Stock for cash or Marketable Securities (as defined below) at a price that is at least 40 percent greater than the average closing price of such shares on the principal exchange on which such shares are listed during the 30 days prior to the date on which such offer is first published or sent to security holders (the "Offer Date") and the Board of Directors opposes such offer, the holders of more than 50% of the outstanding shares of Common Stock may, at any time subsequent to the date that is nine calendar months after the Offer Date, call a special meeting of the stockholders, notwithstanding the provisions described in "-- Certain Certificate and By-Law Provisions -- No Shareholder Action by Written Consent; Special Meetings," at which meeting stockholders may be asked to vote upon a proposal to request that the Board of Directors amend the Rights Agreement to exempt such offer from the terms of the Rights Agreement; provided, however, if prior to the expiration of such nine-month period, the Board of Directors determines that it is in the best interests of the shareholders to undertake efforts to sell the Company, such period shall be extended as long as the Board of Directors continues its efforts to solicit, evaluate and negotiate alternative bids to acquire the Company. If the proposal to amend the Rights Agreement is approved by a vote of 70% of the votes cast for or against such proposal at such meeting of stockholders at which a quorum is present, the Board of Directors shall amend the Rights Agreement to exempt such offer from its terms no later than 60 days after the date of such stockholders' meeting. The foregoing provisions of the By-Laws have been approved in principle by the Board of Directors and, once formally adopted, may only be amended or repealed by a stockholder vote.

     "Marketable Securities" means any securities that are traded on a nationally recognized exchange and, in the opinion of an independent investment bank, provide sufficient value and liquidity so that they would be treated as substantially equivalent to cash consideration.